Exhibit 99.2

Management’s Discussion and Analysis of Financial Statements
for the period ended February 28, 2013

This Management’s Discussion and Analysis (“MDA”) of Avalon Rare Metals Inc. (the "Company" or “Avalon”) is an analysis of the Company's financial results for the three months and six months ended February 28, 2013 (the “Period”). The following information should be read in conjunction with the accompanying unaudited condensed consolidated interim financial statements for the Period and the consolidated financial statements and Annual Information Form for the year ended August 31, 2012.

Certain of the statements that are not historical facts contained in this MDA are forward-looking statements that involve risks and uncertainties that could cause actual events or results to differ materially from estimated or anticipated events or results reflected in the forward-looking statements. Such statements reflect the Company’s current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Forward-looking statements include, among other things, statements regarding targets, estimates and/or assumptions in respect of reserves and/or resources, and are or may be based on assumptions and/or estimates related to future economic, market and other conditions. Factors that could cause actual results, developments or events to differ materially from those anticipated include, among others, the factors described or referred to under “Description of the Business - Risk Factors” in the Company’s Annual Information Form for the year ended August 31, 2012, and:

•	uncertainties involved in the estimation or realization of mineral resources;
•	uncertainties as to the recovery rates and production costs of rare metals and other minerals;
•	uncertainties as to the timing and amount of estimated future production;
•	uncertainties as to the requirements for additional capital;
•	uncertainties as to fluctuation of future prices of rare metals and other minerals;
•	uncertainties as to fluctuation of market demand for rare metals and other minerals;
•	uncertainties as to the reliability of plant operations at production scale;
•	uncertainties as to fluctuation of energy costs;
•	uncertainties as to the risks of the mining industry; and
•	uncertainties as to the possible delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities.

Most of these factors are beyond Avalon’s ability to control or predict. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Readers can identify many of these statements by looking for words such as “believe”, “expects”, “will”, “intends”, “projects”, “anticipates”, “estimates”, “continues” or similar words or the negative thereof. There can be no assurance that the plans, intentions or expectations upon which these forward-looking statements are based will occur.

The forward-looking statements contained herein are made as of the date of this MDA and are expressly qualified in their entirety by this cautionary statement. Readers should not place undue reliance on the forward-looking statements, which reflect management’s plans, estimates, projections and views only as of the date hereof. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect subsequent events or circumstances, except as required by applicable law.

Avalon Rare Metals

Management’s Discussion and Analysis
For the period ended February 28, 2013

Actual results may differ materially from those anticipated. Readers are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein. This MDA is prepared as of April 10, 2013.

Nature of Business and Overall Performance

Avalon is a Canadian mineral exploration and development company that is listed on the Toronto Stock Exchange in Canada, on the NYSE MKT in the United States and also trades on the Frankfurt Stock Exchange in Germany. The Company seeks to build shareholder value by becoming a diversified producer and marketer of rare metals and minerals and expanding the markets for its mineral products. The technical information included in this MDA, unless otherwise stated, has been reviewed and approved by Donald S. Bubar, P. Geo., President and Chief Executive Officer of the Company and Dr. William Mercer, P. Geo., Vice-President, Exploration of the Company. Mr. Bubar and Dr. Mercer are both Qualified Persons under National Instrument 43-101 (“NI 43-101”).

Avalon operates primarily in Canada with a focus on rare earth elements (“REE”), and other rare metals and minerals, including lithium, tantalum, niobium, cesium, indium, gallium, yttrium, zirconium as well as a related base metal: tin. By definition, REE are the lanthanide series of elements (atomic numbers 57 - 71), whereas the term “rare metals” is a more general “umbrella” term that includes the REE as well as other rare metals including those named above.

The Company is in the process of exploring or developing six of its seven mineral resource properties. The Nechalacho Rare Earth Elements Project (“Nechalacho” or the “Project”) is the Company’s most advanced project, and completion of a feasibility study (“FS”) on this Project by the second quarter of calendar 2013 is the Company’s top priority and primary focus.

The Company has embraced the principles of sustainability as core to its business practice by first adopting in 2008, the Principles and Guidelines for Responsible Exploration (“e3 Plus”) developed by PDAC as policy of the Company. In addition, in 2011, the Company became an associate member of the Mining Association of Canada (“MAC”), with a view to gradual implementation of Towards Sustainable Mining (“TSM”). TSM is an initiative developed by the MAC to improve the industry’s performance by aligning its actions with the priorities and values of Canadians. TSM is based on a set of guiding principles that are in turn supported by performance elements and indicators.

Avalon is making a strong commitment toward implementing corporate social responsibility (“CSR”) best practices. In 2010, Avalon received PDAC's 2010 Environmental and Social Responsibility Award for its exceptional efforts in community engagement with Aboriginal groups. Avalon applies these principles throughout its operations, particularly with respect to its environmental, health and safety and community engagement practices on the Project. In April, 2012, Avalon released its inaugural Sustainability Report entitled “Journey to a Sustainable Future”, which follows the principles of TSM and the Global Reporting Initiative guidelines.

The Company believes that industrial demand for rare metals is growing due to their importance in an expanding array of applications in technology related to energy efficiency and a cleaner environment. Rare metals supplies are constrained, especially for the REE where China provides approximately 95% of the world’s primary supply. Policy directives announced by the Chinese government are dictating reductions in exports of unprocessed REE which has led to price volatility and concern about security of supply of certain REE in major REE consuming countries such as Japan, Korea, Germany and the United States.

Avalon Rare Metals Inc.	Page 2 of 19

Management’s Discussion and Analysis
For the period ended February 28, 2013

Selected Annual Information

The following selected financial data for each of the three most recently completed fiscal years are derived from the audited annual financial statements of the Company. The financial data for fiscal 2011 has been adjusted to comply with International Financial Reporting Standards (“IFRS”). For a reconciliation to pre-transition generally accepted accounting principles in Canada (“Canadian GAAP”), see Note 17 of the notes to the Company’s consolidated financial statements for the year ended August 31, 2012.

For the Years Ending August 31,	2012(1)	2011(1)	2010(2)
	$	$	$
Net revenues	1,105,731	605,142	80,557
Loss before discontinued operations and extraordinary items	11,152,194	8,709,760	4,099,300
Loss before discontinued operations and extraordinary items, per share basic and fully diluted	0.11	0.09	0.05
Net loss	11,152,194	8,709,760	4,099,300
Net loss, per share basic and fully diluted	0.11	0.09	0.05
Total assets	124,081,323	123,815,949	41,526,715
Total long term liabilities	103,600	-	-
Cash dividends	-	-	-

(1)	Prepared in accordance with IFRS
(2)	Prepared in accordance with Canadian GAAP prior to transition to IFRS

The Company has recorded losses in each of its three most recently completed fiscal years and expects to continue to record losses until such time as an economic resource is identified, developed and brought into profitable commercial operation on one or more of the Company’s properties or otherwise disposed of at a profit. Since the Company has no revenue from operations, annual operating losses typically represent the sum of business expenses plus any impairment losses recognized on its mineral properties during the period. The Company expects to continue to increase its level of business activity in coming years and consequently investors should anticipate that the Company’s annual operating losses will also increase until an operation is brought into production or disposed of at a profit.

Exploration and Development Activities

Resource property expenditures for the three months ended February 28, 2013 (the “Quarter”) totalled $4,179,833, a 39% decrease over the level of expenditures for the quarter ended February 29, 2012 ($6,888,941). Of these expenditures, 98.8% were incurred on Nechalacho, and 1.0% were incurred on the Company’s Spor Mountain Project. The decrease compared to the prior period was primarily caused by decreased expenditures on diamond drilling and metallurgical work on Nechalacho.

Avalon Rare Metals Inc.	Page 3 of 19

Management’s Discussion and Analysis
For the period ended February 28, 2013

Resource property expenditures for the six months ended February 28, 2013 (the “Six Months”) totalled $11,893,242, a 7% decrease over the level of expenditures for the six months ended February 29, 2012 ($12,787,137). Of these expenditures, 99.2% were incurred on Nechalacho, and 0.5% were incurred on the Company’s Spor Mountain Project. The decreased expenditures on Separation Rapids account for 34% of the total decrease, the decreased expenditures on Nechalacho account for 28% of the total decrease, and the decrease on Spor Mountain and Warren Township account for 17% and 14% of the total decrease, respectively. The expenditures on Separation Rapids for the six months ended February 29, 2012 were primarily related to a one time net smelter returns (“NSR”) royalty purchase and costs incurred for the 2011 bulk sample processing work. Only minor mineral rights holding costs were incurred during the Six Months on Separation Rapids. The decreased expenditures on Nechalacho were mostly related to the decrease in diamond drilling, which were partially offset by the increase in FS work and metallurgical work.

No properties were abandoned during the Quarter and no impairment loss was recognized.

Nechalacho Rare Earth Elements Project

The Nechalacho Rare Earth Elements Project deposit is located at Thor Lake in the Mackenzie Mining District of the Northwest Territories (“NWT”), about five kilometres north of the Hearne Channel of Great Slave Lake and approximately 100 kilometres southeast of the city of Yellowknife. The property is situated in an area referred to as the Akaitcho Territory, an area which is subject to comprehensive native land claim negotiations.

The property is comprised of five contiguous mining leases totalling 10,449 acres (4,249 hectares) and three claims totalling 4,597 acres (1,869 hectares), the latter staked in 2009 to cover favourable geology to the west of the mining leases. The property is subject to one underlying 2.5% NSR royalty agreement. Avalon has the contractual right to buy out this royalty on the basis of a fixed formula, which currently approximates $1.3 million and which will increase at a rate equal to the Canadian prime rate until the royalty is bought out.

The Company has completed its Accommodation Agreement with the Deninu K’ue First Nation (“DKFN”). The Accommodation Agreement provides for business and employment opportunities for the DKFN related to the Project in the NWT and contains measures to mitigate environmental and cultural impacts that may result from the project development. The Accommodation Agreement also commits the DKFN to supporting timely completion of the environmental assessment, permitting and development processes of the Project.

The definitive financial structure for the Project in the NWT has not been finally determined, but it is expected that it will take the form of a limited partnership (the “LP”), in which the DKFN will participate as one of its business opportunities. Upon receipt by the Company of certain regulatory permits and approvals, the DKFN will acquire 3,333 limited partnership units (the “Partnership Units”), out of a projected total of 100,000 limited partnership units to be held by the Company and its Aboriginal partners. The DKFN may, at its option, borrow from the Company all or a portion of the capital required to acquire the 3,333 Partnership Units or for any subsequent cash contributions to the LP.

Negotiations towards the completion of similar accommodation agreements with the Lutsel K’e Dene First Nation (“LKDFN”) and the Yellowknives Dene First Nation (“YKDFN”) are ongoing with the objective of concluding these agreements in 2013.

Since acquiring the property in 2005, Avalon has concentrated its exploration efforts on the largest known mineralized zone on the property, the Nechalacho REE deposit (the “Nechalacho Deposit”). The Nechalacho Deposit is the mineral resource for Project. There are other known rare metals mineral occurrences on the property including the “North T” beryllium deposit.

Expenditures on the Project during the Quarter totalled $4,127,733. Of this, approximately 41% was spent on the FS, 27% on metallurgical studies, 21% on drilling and geological work in support of the drilling program, 5% on environmental studies and permitting work, with the balance funding community consultation work and the annual lease payments.

Avalon Rare Metals Inc.	Page 4 of 19

Management’s Discussion and Analysis
For the period ended February 28, 2013

Definition Drilling

For the entire exploration and definition drilling program extending from July, 2007 to March, 2013, Avalon completed an aggregate of 108,565 metres of drilling on the Nechalacho Deposit in 502 holes.

The recent drilling programs have focused on further definition of Mineral Resources in the Basal Zone portion of the Nechalacho Deposit in the immediate vicinity of the planned location of the underground ramp, close to where it would first encounter mineralization. The 2013 winter drill campaign extended from February to early March with one rig drilling 12 HQ holes totaling 1,977 metres. Results from this program are presently being compiled and will be incorporated into a new updated Mineral Resource estimate to be completed by the summer of 2013.

Feasibility Study Progress

Avalon continues to advance the FS, which is currently targeted for completion during the second quarter of calendar 2013. The technical information on the progress of the FS has been reviewed and approved by the Company’s Senior Vice President, Metallurgy, Mr. David Marsh.

As at the date of this MDA, the compilation of the FS Report is almost complete with all technical sections written and reviewed. Capex and Opex numbers are undergoing a final review, after which the remaining commercial and summary sections of the report can then be finalised.

Since the last MDA dated January 10, 2013, the following activities have taken place:

•	Hydrometallurgical Plant Design up-date has been completed;
•	Design of the Refinery and infrastructure proposed to be at Louisiana has been completed;
•	Capex and Opex cost information for all three sites has been up-dated to incorporate final design criteria;
•	Mining design was completed.

Subsequent to the Quarter, the Company engaged an engineering firm to initiate basic engineering design work related to preconstruction work for the Nechalacho Mine and Concentrator.

Metallurgical Process Development

Metallurgical testwork carried out during the Quarter under the direction of the Company’s Senior Vice President, Metallurgy, Mr. David Marsh, focused on various optimisation opportunities within the FS base case flowsheets for the Concentrator and the Hydrometallurgical Plant.

Avalon Rare Metals Inc.	Page 5 of 19

Management’s Discussion and Analysis
For the period ended February 28, 2013

Bench scale flotation work at SGS Mineral Services (“SGS”) in Lakefield, Ontario designed to evaluate an alternative reagent suite continued. This reagent suite has been shown capable of matching previous flotation performance while eliminating the need for additional de-sliming and gravity enrichment steps in the flowsheet. Optimisation work currently in progress is targeting a reduction in reagent consumption and evaluating the impact of temperature on performance. The intention is to pilot this reagent suite in May.

Testwork being conducted at Xstrata Process Support in Sudbury, Ontario to evaluate and compare the flotation performance of the various ore textural ore types present in the Basal Zone is nearing completion.

For the Hydrometallurgical Plant, testwork to evaluate alternative designs for the acid bake kiln, being conducted by an experienced kiln vendor, is nearing completion. This work will help to better define kiln operating conditions and materials of construction. Analyses of the off-gases have been undertaken and initial results confirm that the levels of contaminants within the gases are manageable through conventional gas scrubbing techniques. This work has also produced samples of material baked for varying times. These samples have been sent to SGS for leaching testwork, so that the required kiln residence time can be optimised.

Mintek of Johannesburg, RSA has successfully developed and demonstrated process requirements for the removal of impurities from the mixed rare earth precipitate generated in the pilot plant for the Hydrometallurgical Plant process flowsheet. The product from this trial was found to be suitably “clean” for feeding into a conventional rare earth separation plant. The process is to be piloted at Mintek in April.

Rare Earth Market Development Initiatives

The Company’s product marketing effort is being led by Mr. Pierre Neatby, Vice-President, Sales and Marketing. The Company has implemented a proactive marketing plan with the overall objective of building relationships with strategic customers seeking to become investors in the Project, and identifying technology partners capable of assisting Avalon with process technology. Most potential strategic partners and technology partners are seeking off-take agreements in return for their financial or technological contribution.

Since December 1, 2012 Avalon has continued to develop relationships, has advanced negotiations with existing contacts, and initiated new discussions with several new potential partners. Two new non-binding agreements (“MOUs”) were signed during the Quarter with potential off-take partners including one related to the Enriched Zirconium Concentrate by-product. One additional MOU was signed after the Quarter to bring the current total to eight signed MOUs related to investment, technology and/or off-take. Active discussions continue with six of the eight companies that have signed MOU’s. Each MOU requires the Company to maintain the confidentiality of the identity of the counterparty and the business terms until the negotiation process is completed and a definitive agreement is signed.

Environmental Assessment Process, Health and Safety, Permitting

The environmental assessment process continued during the Quarter. A pre-hearing conference was held in Yellowknife on January 25, 2013. This was followed by public hearings which were held in Yellowknife and Fort Resolution, on February 18 to February 22, 2013. Following final submissions from various stakeholders, regulators and the Company, formal closure of the Mackenzie Valley Environmental Impact Review Board’s (“MVEIRB”) public record occurred on April 3, 2013. The Company is now awaiting the Report of Environmental Assessment from MVEIRB, which is expected to be finalized in early summer 2013. This report will then be subjected to federal ministerial review and approval, which is required before new operating permits can be issued. Consequently, it now appears unlikely that early construction work planned for the site this summer will proceed on schedule. Management believes that this will not necessarily impact the overall Project schedule to achieve commercial operations by 2017.

Avalon Rare Metals Inc.	Page 6 of 19

Management’s Discussion and Analysis
For the period ended February 28, 2013

Current activities at the Project site are being conducted under a new land use permit issued by the Mackenzie Valley Land and Water Board on June 23, 2011, for a period of 5 years beginning on July 5, 2011.Copies of all information submitted by the Company can be found on MVEIRB’s public registry at www.reviewboard.ca.

The Company has placed a high priority on its performance with respect to health and safety at the Project site. The Company’s safety performance remained strong during the Quarter, with no lost time or medical aid accidents. This improvement is attributed to additional safety training and an emphasis on preventative measures such as near-miss reporting, improved housekeeping, risk assessments, regular and more frequent inspections, emergency drills, and both weekly and daily safety meetings.

There was a site inspection at Thor Lake during the winter drill program by the Aboriginal Affairs and Northern Development Canada (formerly Indian and Northern Affairs Canada) Land Use inspectors. All concerns raised were very minor in nature and were immediately addressed.

The Company has begun discussions with the Louisiana Department of Environmental Quality to identify permitting requirements for the REE Refinery proposed to be located in Geismar, Louisiana. Initial indications are that while the process is rigorous, timelines for receiving permits are more predictable than in the Northwest Territories. Avalon started the permitting process in late 2012 and is on schedule, targeting the completion of permitting by December, 2013.

Project Schedule - Risks and Mitigations

The Company anticipates that the FS will be completed during the second quarter of calendar 2013. Subject to a favorable FS and successfully arranging initial project financing and permitting, pre-construction development work for the Nechalacho Mine and Concentrator at Thor Lake would then commence toward the end of the second quarter in calendar 2013, with plant site construction commencing in the second quarter of calendar 2014. Target date for production start-up remains late 2016 with initial product sales anticipated for 2017. The timing for securing requisite land use permits as well as financing for site infrastructure costs and long-lead-time equipment items, could impact these dates.

The Company believes that it has largely mitigated the metallurgical risk on the FS schedule and does not anticipate a delay in releasing the results of the FS.

Timely receipt of all required operating permits is a significant risk factor for the construction schedule and remains so due to the relatively slow advancement of the EA process. This risk has been partially mitigated with the closing of MVEIRB’s public submissions registry, so MVEIRB can now focus on finalizing their review. The Company is working co-operatively with the regulators and government to avoid further delays through more frequent communications.

Finally, timely availability of Project financing is another significant risk factor, given the current global economic environment. The Company is working to mitigate this risk by seeking to arrange off-take agreements and to attract investment from prospective consumers of rare earth elements and minerals, or other strategic partners. However, the Company will need to find a source of additional funding to support the commencement of its EPCM work for mine development by June, 2013 and to finance the purchase of land in Geismar, LA in May, 2013, as discussed below under “Liquidity and Capital Resources”.

Avalon Rare Metals Inc.	Page 7 of 19

Management’s Discussion and Analysis
For the period ended February 28, 2013

To help manage technical risk the Company has developed and implemented a formal risk management program developed to assess business, construction and operating risks. The Company also maintains an independent Technical Advisory Committee (“TAC”) that meets quarterly to review progress on technical work related to Nechalacho Project and provide advice to senior management. The TAC met once during the Quarter.

Other Projects

The Company has five other active mineral resource projects. The work programs on these projects are under the overall direction of the Company’s Vice-President, Exploration, Dr. William Mercer.

Separation Rapids

During the Quarter, the Company incurred $2,339 in expenditures on the Separation Rapids Lithium-Tantalum Project which is host to the Big Whopper petalite deposit.

Previously small samples were sent to two potential customers for evaluation and initial feedback from both customers was positive. Additional sampling and processing work has been planned and includes the following:

•	Provision of small product test samples to the potential customers;
•	Provision of a 50 kilograms sample to a metallurgical laboratory for flotation testwork to produce 10 kilograms of high grade petalite concentrate for further evaluation by potential customers;
•	Transportation of a bulk sample from the project site. The bulk sample is over 1,000 kilograms and would enable further bench scale testwork and possibly a mini-pilot plant test; and
•	Mineralogical examination of samples using Qemscan® technology.

A preliminary budget of $120,000 has been established for this work and product marketing.

Warren Township

Expenditures of $3,701 were incurred on the Warren Township Anorthosite Project during the Quarter. Avalon has received a permit under the Aggregate Resources Act (Ontario) and Regulations to operate a quarry at Warren Township on 240 hectares of land. The Company has also entered into a Mining Lease with the Province of Ontario under the Mining Act of Ontario covering the Warren Township claims. This further secures the Company’s mineral tenure in anticipation of site development. The annual lease payment is $2,060.

East Kemptville

The Company incurred $5,612 in expenditures during the Quarter on the East Kemptville Tin-Indium Project in Yarmouth County, Nova Scotia, primarily related to maintenance of the property and discussions with provincial government officials and the surface rights land owner to arrange access to the site to carry out fieldwork planned for the summer. Negotiations with the land owner continue to make progress.

The Special Licence requires the additional expenditure of approximately $1,500,000 by September 30, 2014 following a development program outlined by Avalon.

Avalon Rare Metals Inc.	Page 8 of 19

Management’s Discussion and Analysis
For the period ended February 28, 2013

Spor Mountain

The Company incurred $40,448 in expenditures on the Spor Mountain Rare Metals Project in Juab County, Utah, related to geological and assay work incurred as a result of the drill program conducted in 2012. This also included a limited field program, largely directed towards reclamation of drill sites as part of the process in obtaining the refund of the environmental bond posted for the drill program.

Although no economically significant mineralization was encountered during the drill program which was completed in the summer, the drill holes provided encouragement that the geological model being applied to target rare metal mineralization is valid. The data generated is presently under review in order to plan a follow up drilling program. No specific timetable has been defined for renewed work on the property.

Miramichi

No expenditures were incurred on the mineral claims in York County, New Brunswick. Field work is planned for early spring 2013 as access agreements are completed with landowners. The Miramichi Tin Project is considered prospective for tin-indium deposits similar to the East Kemptville deposit in Nova Scotia.

General Exploration

During the Quarter, the Company incurred $21,952 in general exploration expenses related to new rare metals project generation.

Corporate Social Responsibility (“CSR”)

Since 2007, as a specific CSR objective, the Company has conducted considerable Aboriginal community outreach and endeavoured to maximize Aboriginal employment at the Nechalacho site and as well as the implementation of certain training initiatives. During calendar 2012, the Company achieved this objective, by maintaining an average of 65% Aboriginal staff of the 20 regular staff at the site. In addition, major service contracts for expediting and air charter services are with companies partnered with Aboriginal groups. The impacted First Nations have approached Avalon with regards to generating business capacity within their communities through future contracts related to the construction and operations phases of the Project, and this has been integrated into our Accommodation Agreements. Several safety training initiatives for all site employees were carried out during the year, as well as carrying out emergency response drills.

Avalon continued to build on and expand upon its University Student Outreach Initiative which is designed to build the talent pools needed for the design and building of REE facilities and downstream REE processing and applications. This initiative is about encouraging, enabling and strengthening the interest in REE-focused science, engineering and business among undergraduate and post graduate students and faculty. As part of this initiative, Avalon has introduced REE lectures and seminars into course curriculum, mentored an international network of research and development capabilities, and sponsored student and case competitions in a wide range of courses and universities, including process improvement, renewable energy plant design and sustainability-related projects.

To provide independent advice as to the efficacy of the Company’s Corporate Social Responsibility work, the Company maintains an independent Sustainability Advisory Committee (“SAC”) that meets regularly to review all of the Company’s sustainability-oriented work related to Nechalacho. Mr. Phil Fontaine, former National Chief of the Assembly of First Nations and a member of Avalon’s Board of Directors, acts as the Committee Chair. During the Period the SAC provided some feedback on key sustainability components of the FS.

Avalon Rare Metals Inc.	Page 9 of 19

Management’s Discussion and Analysis
For the period ended February 28, 2013

During the Quarter, work progressed on the 2012 Sustainability Report. It is anticipated that the key performance metrics will be posted on the Company’s website at www.avalonraremetals.com in the next quarter, and the full report will be completed in the second quarter of calendar 2013.

Administration

Operating expenses totalled $1,700,951 for the Quarter, a 12% increase over the amount incurred during the same quarter in fiscal 2012 ($1,512,285). The main areas of increased operating expenses for the Quarter were financial advisory fees and expenses, and sales and marketing expenses. The increase in these areas was partly offset by the decrease in public and investor relations expenses.

Share based compensation decreased to $698,818 from $1,665,189 in the same quarter in fiscal 2012. This decrease is primarily related to the decrease in the estimated fair values, the number of the options earned during the Quarter compared to the same quarter in fiscal 2012, and the increase in the amount of share based compensation capitalized to exploration and evaluation assets ($188,346 for the Quarter compared to $Nil for the same quarter in fiscal 2012).

Financial advisory fees and expenses totalled $146,406 during the Quarter. No financial advisory fees and expenses were incurred in the same quarter in fiscal 2012. The Company has retained financial advisors in assisting the Company to finalize strategic partnerships and commercial off-take agreements and securing debt financing.

Sales and marketing related expenses increased by approximately $73,000 (147%) during the Quarter compared to the same quarter in fiscal 2012, which primarily related to increase in fees paid to consultants in assisting the Company in sales and market development and identifying potential customers and strategic partners, and more travel to meetings with potential customers.

Expenditures on public and investor relations for the Quarter decreased by approximately $57,000 (30%) as compared to the same quarter in fiscal 2012. The decrease is primary related to the reduced level of direct and web-based marketing activities, and as well as reduced participation in investment conferences.

During and subsequent to the end of the Quarter, the Company participated in the annual Vancouver Resource Investment Conference, the Bally Swiss Mining Investment conference in Geneva and Zurich, the PDAC Investors Exchange in Toronto and the Roth Capital Partners Investment conference in California. Investor interest in small-cap resource companies remains low and there has been little demand for non-deal roadshow marketing. The Company plans to increase its investor marketing efforts in late April and May following the disclosure of the results of the feasibility study.

All other general and corporate expenses were substantially similar with the same quarter in fiscal 2012.

Lower cash balances resulted in interest income decreasing to $107,308 compared to $297,860 for the quarter ended February 29, 2012.

For the Six Months, operating expenses totalled $3,284,803 compared to $3,093,901 for the comparable period in fiscal 2012. Consistent with the Quarter and for similar reasons, the main areas of increased operating expenses for the Six Months were financial advisory fees and expenses, and sales and marketing expenses, which were partly offset by the decrease in public and investor relations expenses and salaries and benefits.

Avalon Rare Metals Inc.	Page 10 of 19

Management’s Discussion and Analysis
For the period ended February 28, 2013

Salaries and benefits for the Six Months decreased by approximately 5% to $1,300,906, compared to the same period in fiscal 2012. Discretionary performance bonuses decreased by $175,000 during the Six Months compared to the same period in fiscal 2012. The decrease in performance bonuses was partly offset by the increase in regular salaries and benefits. The increase in regular salaries and benefits is primarily related to the increased number of employees on payroll.

Stock-based compensation decreased to $1,744,978 from $3,742,276 during the Six Months compared to the same period in fiscal 2012. This decrease is primarily related to the decrease in the estimated fair values of the options earned during the Six Months compared to the same period in fiscal 2012, and the increased amount of share based compensation capitalized to exploration and evaluation assets ($377,416 for the Six Months compared to $Nil for the same period in fiscal 2012).

Summary of Quarterly Results

The following selected financial data is derived from the unaudited interim financial statements of the Company.

Fiscal Year	2013		2012				2011
For the Quarters Ended	Feb 28	Nov. 30	Aug. 31	May 31	Feb. 29	Nov. 30	Aug. 31	May 31
	$	$	$	$	$	$	$	$
Net revenues	107,308	161,760	218,383	258,943	297,860	330,545	210,048	163,878
Loss before discontinued operations and extraordinary items	2,360,231	2,528,529	2,050,042	2,813,448	2,951,494	3,337,210	2,276,839	2,656,196
Loss before discontinued operations and extraordinary items, per share, basic and fully diluted	0.02	0.02	0.02	0.03	0.03	0.03	0.02	0.03
Net loss	2,360,231	2,528,529	2,050,042	2,813,448	2,951,494	3,337,210	2,276,839	2,656,196
Net loss, per share, basic and fully diluted	0.02	0.02	0.02	0.03	0.03	0.03	0.02	0.03

The fluctuation on quarterly net loss is primarily due to share-based compensation expenses recognized as stock options granted to directors, officers, employees and consultants of the Company are earned, the write-downs of resource properties and recovery of future income taxes. The costs of resource properties are written down at the time the properties are abandoned or considered to be impaired in value.

Liquidity and Capital Resources

In management’s view, given the nature of the Company’s operations, which consist of the exploration and development of mining properties, the most relevant financial information relates primarily to current liquidity, solvency, and planned property expenditures. The Company’s financial success will be dependent on the economic viability of its resource properties and the extent to which it can discover and develop new mineral deposits. Such development may take several years to complete and the amount of resulting income, if any, is difficult to determine. The sales value of any mineralization discovered by the Company is largely dependent on factors beyond the Company’s control, including the market value of the metals and minerals to be produced. The Company does not expect to receive significant revenue from any of its properties until 2017 at the earliest.

Avalon Rare Metals Inc.	Page 11 of 19

Management’s Discussion and Analysis
For the period ended February 28, 2013

As at February 28, 2013, the Company had working capital of $18,739,572 and cash and cash equivalents on hand of $19,979,409. Substantially all of the Company’s cash and cash equivalents are held at a major Canadian chartered bank in cashable guaranteed investment certificates bearing an annual interest rate of 1.45%. As at August 31, 2012, the Company had working capital of $33,336,970 and cash and cash equivalents on hand of $38,299,998.

The Company’s current operating expenditures, excluding expenditures on resource property work programs, are approximately $800,000 per month. The Company’s current anticipated resource property expenditures for fiscal year 2013 are budgeted at approximately $20 million (of which approximately $11.5 million has been incurred by the end of the Quarter), with approximately $19 million of these expenditures being allocated to Nechalacho, primarily to complete the FS (of which approximately $11.4 million has been incurred by the end of the Quarter).

The Company believes its present cash resources are sufficient to meet all of its current contractual obligations, administrative and overhead expenditures, and planned exploration programs for the next twelve months, as well as completion of its FS for Nechalacho.

However, in order to maintain its targeted production start date for Nechalacho in 2016, the Company has identified approximately $58 million in pre-construction development expenditures that will need to be incurred prior to December 31, 2013. These are comprised of deposits for orders on long lead time equipment items (approximately $28 million), EPCM (approximately $22 million), project financing costs (approximately $4 million), acquisition of a site for the REE Refinery (approximately $4 million) and an expansion of the airstrip at Thor Lake (approximately $4 million). The Company will be required to finance these expenditures either through the participation of one or more strategic partners, a long term construction debt financing facility, and/or through the equity markets.

If the Company is not able to secure financing on satisfactory terms, these expenditures may be deferred with a corresponding deferral in the targeted production start date for the Project. However, even with a delay in securing financing, the Company will endeavour to optimize the Project schedule, such that delivering its first product to market in 2017 would still be achievable.

All of the Company’s resource properties are owned, leased or licenced with minimal holding costs. The most significant holding costs being annual lease rental fees on Thor Lake of $20,998, annual claim renewal costs of approximately US$55,000 related to the mining claims at Spor Mountain and the annual expenditures related to the mining leases at Separation Rapids and Warren Township totalling $3,324.

Under the terms of the new Special Licence for the East Kemptville Tin-Indium Project, the Company has optional obligations to incur approximately $1.5 million in exploration expenditures by September 30, 2014.

A joint venture with an industry partner or end-user may represent an attractive alternative for financing the further stages in the development of the Project as well as the projects at Separation Rapids, East Kemptville, or Warren Township, once the capital requirements become relatively large.

The Company has a standby letter of credit in the amount of $76,580 for its closure plan at Separation Rapids related to the Company’s advanced exploration permit which is secured by guaranteed investment certificate.

Avalon Rare Metals Inc.	Page 12 of 19

Management’s Discussion and Analysis
For the period ended February 28, 2013

The Company has three operating leases for its premises. As at the date of this MDA, the minimum lease commitments under these leases are as follows:

2013	$120,049
2014	$357,166
2015	$341,275
2016	$309,467
2017	$99,621

Off Balance Sheet Arrangements

As at February 28, 2013, the Company had no material off balance sheet arrangements such as guaranteed contracts, contingent interests in assets transferred to an entity, derivative instrument obligations or any instruments that could trigger financing, market or credit risk to the Company.

Transactions with Related Parties

Balances and transactions between the Company and its subsidiaries have been eliminated on consolidation and are not disclosed in this note. Details of the transactions between the Company and other related parties are disclosed below:

a)	Trading transactions

i)	During the six months ended February 28, 2013, the Company incurred consulting fees of $ Nil (February 29, 2012 - $12,000) with an officer;

ii)	During the six months ended February 28, 2013, the Company incurred consulting fees of $Nil (February 29, 2012 - $18,000) with a person who is related to an officer and director, which were capitalized as exploration and evaluation assets;

iii)	During the six months ended February 28, 2013, the Company incurred consulting fees of $3,563 (February 29, 2012 - $Nil) with a person who is related to an officer, which were capitalized as exploration and evaluation assets.

These expenses have been measured at their exchange value, being the amounts negotiated and agreed to by the parties to the transactions.

b)	Compensation of key management

The remuneration of directors and other members of key management personnel during the six months ended February 28, 2013 and February 29, 2012 were as follows:

	February 28, 2013	February 29, 2012

Salaries, benefits and directors’ fees	$1,592,882	$1,358,589
Share based compensation(1)	1,699,469	3,446,834

	$3,292,351	$4,805,423

(1)	Fair value of stock options earned and recognized as share based compensation during the respective reporting period.

Avalon Rare Metals Inc.	Page 13 of 19

Management’s Discussion and Analysis
For the period ended February 28, 2013

Subsequent Events

Subsequent to the end of the Quarter, the Company granted an aggregate of 220,000 stock options with a weighted average exercise price of $1.19 per share to the Company’s employees. The weighted average contract life of these options was 5 years.

Critical Accounting Judgements and Estimation Uncertainties

The preparation of the consolidated financial statements in conformity with IFRS requires that the Company’s management make critical judgments, estimates and assumptions about future events that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements. Actual results may differ from those estimates. Estimates and assumptions are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates are accounted for prospectively.

The Company has identified the following critical accounting policies under which significant judgments, estimates and assumptions are made and where actual results may differ from these estimates under different assumptions and conditions and may materially affect financial results or the financial position reported in future periods.

Recoverability of mineral properties and deferred exploration and evaluation costs

The Company assesses all exploration and evaluation assets, mine development assets and property, plant and equipment (“PPE”) at each reporting date to determine whether any indication of impairment exists. Where an indicator of impairment exists, a formal estimate of the recoverable amount is made, which is considered to be the higher of the fair value less costs to sell and value in use. These assessments require the use of estimates and assumptions such as long term commodity prices, discount rates, foreign exchange rates, future capital requirements, exploration potential and operating performance.

Property, plant and equipment – estimated useful lives

Management estimates the useful lives of PPE based on the period during which the assets are expected to be available for use. The amounts and timing of recorded expenses for amortization of PPE for any period are affected by these estimated useful lives. The estimates are reviewed at least annually and are updated if expectations change as a result of physical wear and tear, technical or commercial obsolescence and legal or other limits to use. It is possible that changes in these factors may cause significant changes in the estimated useful lives of the Company’s PPE in the future.

Determination of mineral reserve and mineral resource estimates

Mineral reserves and mineral resources are estimates of the amount of ore that can be economically and legally extracted from the Company’s exploration properties. The estimation of recoverable mineral reserves is based upon factors such as estimates of commodity prices, production costs, production techniques, future capital requirements and foreign exchange rates, along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the mineral reserve or mineral resource estimates may impact the carrying value of exploration and evaluation assets, mine development assets, PPE, accrued site closure and reclamation liabilities and amortization expense.

Avalon Rare Metals Inc.	Page 14 of 19

Management’s Discussion and Analysis
For the period ended February 28, 2013

Fair value of share based payment.

The Company follows accounting guidelines in determining the fair value of share based payment. The calculated amount is not based on historical cost, but is derived based on subjective assumptions input into an option pricing model. The model requires that management make forecasts as to future events, including estimates of: the average future hold period of issued stock options before exercise, expiry or cancellation; future volatility of the Company’s share price in the expected hold period; and the appropriate risk-free rate of interest. The resulting value calculated is not necessarily the value that the holder of the option could receive in an arm’s length transaction, given that there is no market for the options and they are not transferable.

Accrued site closure and reclamation costs

The Company’s accounting policy for the recognition of accrued site closure and reclamation costs requires significant estimates and assumptions such as: requirements of the relevant legal and regulatory framework, the magnitude of possible disturbance and the timing, extent and costs of required closure and rehabilitation activity. These uncertainties may result in future actual expenditure differing from the amounts currently provided.

The provision for accrued site closure and reclamation costs recognized is periodically reviewed and updated based on the facts and circumstances available at the time. Changes to the estimated future costs are recognized in the Statement of Financial Position by adjusting both the closure and rehabilitation asset and provision.

Changes in Accounting Policies Including Initial Adoption

There were no changes in accounting policies or newly adopted policies during the Six Months.

Recent Accounting Pronouncements

At the date of this MDA, the IASB and Interpretations of the International Financial Reporting Interpretations Committee has issued the following new and revised Standards and Interpretations which are not yet effective for the relevant reporting periods.

IFRS 7 Financial Instruments: Disclosures (“IFRS 7”) enhances the disclosure required when offsetting financial assets and liabilities.

IFRS 7 is effective for annual periods beginning on or after January 1, 2013.

IFRS 9 Financial Instruments (“IFRS 9”) introduces the new requirements for the classification, measurement and derecognition of financial assets and financial liabilities. Specifically, IFRS 9 requires all recognized financial assets that are within the scope of IAS 39 Financial Instruments: Recognition and Measurement to be subsequently measured at amortized cost or fair value.

IFRS 9 is effective for annual periods beginning on or after January 1, 2015, with earlier application permitted.

The Company is currently assessing the impact of this new standard on the Company’s financial assets and financial liabilities.

IFRS 10 Consolidated Financial Statements (“IFRS 10”) replaces the consolidation guidance in IAS 27 Consolidated and Separate Financial Statements (“IAS 27”) and SIC-12 Consolidation - Special Purpose Entities by introducing a single consolidation model for all entities based on control, irrespective of the nature of the investee (i.e., whether an entity is controlled through voting rights of investors or through other contractual arrangements as is common in special purpose entities). Under IFRS 10, control is based on whether an investor has 1) power over the investee; 2) exposure, or rights, to variable returns from its involvement with the investee; and 3) the ability to use its power over the investee to affect the amount of the returns.

Avalon Rare Metals Inc.	Page 15 of 19

Management’s Discussion and Analysis
For the period ended February 28, 2013

IFRS 11 Joint Arrangements (“IFRS 11”) introduces new accounting requirements for joint arrangements, replacing IAS 31 Interests in Joint Ventures. The option to apply the proportional consolidation method when accounting for jointly controlled entities is removed. Additionally, IFRS 11 eliminates jointly controlled assets to now only differentiate between joint operations and joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control have rights to the assets and obligations for the liabilities. A joint venture is a joint arrangement whereby the parties that have joint control have rights to the net assets.

IFRS 12 Disclosure of Interests in Other Entities (“IFRS 12”) requires enhanced disclosures about both consolidated entities and unconsolidated entities in which an entity has involvement. The objective of IFRS 12 is to require information so that financial statement users may evaluate the basis of control, any restrictions on consolidated assets and liabilities, risk exposures arising from involvements with unconsolidated structured entities and non-controlling interest holders' involvement in the activities of consolidated entities.

IFRS 13 Fair Value Measurement (“IFRS 13”) sets out one single framework under IFRS for all fair value measurements. IFRS 13 does not change when an entity is required to use fair value, but provides guidance on how to measure fair value under IFRS when fair value is required or permitted by IFRS. IFRS 13 also expands the required disclosures related to fair value measurements to help user understand the valuation techniques and inputs used to develop fair value measurements and the effect of fair value measurements on profit or loss.

IAS 27 continues to include the requirements relating to separate financial statements which are unchanged and included in the amended IAS27. The other portions of IAS 27 are replaced by IFRS 10. IAS 28 Investments in Associates and Joint Ventures is amended for conforming changes based on the issuance of IFRS 10, IFRS 11 and IFRS 12.

IFRS 10, 11, 12, 13 and IAS 27 and 28 have an effective date for annual periods beginning on or after January 1, 2013, with earlier application permitted so long as each of the other standards noted above are also early applied. However, entities are permitted to incorporate any of the disclosure requirements in IFRS 12 into their financial statements without technically early applying the provisions of IFRS 12 (and thereby each of the other four standards). The Company is currently assessing the impact of this new standard on the Company’s financial assets and financial liabilities.

IAS 32 Financial Instruments: Presentation has been amended to provide application guidance on the offsetting of financial assets and financial liabilities. The guidance is effective for annual periods beginning on or after January 1, 2014, with earlier application permitted.

IFRIC Interpretation 20: Stripping Costs (“IFRIC 20”) summarizes the method of accounting for waste removal costs incurred as a result of surface mining activity during the production phase of a mine. IFRIC 20 requires the costs be allocated to inventory and the relevant mining asset where the stripping costs produce a combination of ore and waste.

IFRIC 20 is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted. The Company is currently assessing the impact of this new standard on the Company’s consolidated financial statements.

Financial Instruments and Other Risk Factors

The Company's financial instruments consist of cash and cash equivalents, receivables, and accounts payable and accrued liabilities.

Management does not believe these financial instruments expose the Company to any significant interest, currency or credit risks arising from these financial instruments. The fair market values of cash and cash equivalents, receivables, and accounts payable and accrued liabilities approximate their carrying values.

Avalon Rare Metals Inc.	Page 16 of 19

Management’s Discussion and Analysis
For the period ended February 28, 2013

In conducting its business, the principal risks and uncertainties faced by the Company relate to exploration and development success as well as metal prices and market sentiment to a lesser extent.

Exploration for minerals and development of mining operations involve significant risks, including but not limited to economic risks, regulatory risks, permitting risks, environmental risks, and risks associated with land title disputes including Aboriginal land title claims. In addition to the normal and usual risks of exploration and mining, the Company often works in remote locations that lack the benefit of infrastructure and easy access.

The prices of metals fluctuate widely and are affected by many factors outside of the Company's control. The relative prices of metals and future expectations for such prices have a significant impact on the market sentiment for investment in mining and mineral exploration companies. The Company relies on equity financing for its long term working capital requirements and to fund its exploration programs. The Company does not anticipate that its existing funds are adequate to put any of its resource interests into production from its own financial resources. There is no assurance that other forms of financing will be available to the Company, or that such will be available on acceptable terms.

An additional risk factor that has developed over the past two years is access to adequate human resources to carry out work programs, particularly skilled professionals for which there is currently an industry-wide shortage, which can cause delays completing work programs on schedule and in meeting program budgets.

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate, to permit timely decisions regarding public disclosure.

Management, including the CEO and CFO, has evaluated the effectiveness of the design of the Company’s disclosure controls and procedures as of February 28, 2013. Based on this evaluation, the CEO and CFO have concluded that the Company’s disclosure controls and procedures are designed effectively to ensure that the information required to be disclosed in annual filings, interim filings, or other reports filed or submitted under Canadian securities legislation, or reports filed or submitted under the U.S. Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time period specified in those rules.

Design of Internal Control over Financial Reporting

The CEO and CFO are also responsible for the design of the Company’s internal controls over financial reporting (“ICFR”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Because of its inherent limitation, internal control over financial reporting may not prevent or detect misstatements.

Under the supervision, and with the participation, of the CEO and CFO, management conducted an evaluation of the design effectiveness of the Company’s ICFR based on the framework Internal Control – Integrated Framework (“COSO framework”) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation, the CEO and CFO have concluded that the design of the Company’s ICFR were effective as at February 28, 2013.

Avalon Rare Metals Inc.	Page 17 of 19

Management’s Discussion and Analysis
For the period ended February 28, 2013

There have been no changes to the Company’s design of internal controls over financial reporting that occurred during the Quarter that materially affected, or are reasonably likely to affect, the Company’s ICFR.

Outstanding Share Data

a)	Common and Preferred Shares

The Company is presently authorized to issue an unlimited number of common shares without par value. The Company is also authorized to issue up to 25,000,000 preferred shares without par value, of which none have been issued.

As at February 28, 2013 and the date of this MDA, the Company has 103,621,986 common shares issued and outstanding.

b)	Options

As at February 28, 2013, the Company had an aggregate of 8,860,250 incentive stock options outstanding with a weighted average exercise price of $3.00 (of which 4,637,750 were vested and 4,222,500 were unvested). Subsequent to the end of the Quarter, 220,000 options were granted (as described earlier under “Subsequent Events”). As at the date of this MDA, the Company has 9,080,250 incentive stock options with a weighted average exercise price of $2.96 outstanding.

c)	Warrants

As at February 28, 2013 and the date of this MDA, the Company has 10,000 common share purchase warrants with an exercise price of $1.48 outstanding.

The Company is also committed to issue 40,000 common share purchase warrants to the DKFN, in four installments of 10,000 warrants per year over the next four years on the anniversary of the effective date (July 31, 2012) of the Accommodation Agreement. These warrants will have a term of five years and will have an exercise price based on the then current market price of the Company’s common shares at the date of issue of the warrants.

Other Information

Additional information on the Company is available on SEDAR at www.sedar.com and on the Company’s website at www.avalonraremetals.com.

Notice Regarding Presentation of our Mineral Reserve and Resource Estimates

This MDA has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Unless otherwise indicated, all reserve and resource estimates included in this MDA have been prepared in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Avalon Rare Metals Inc.	Page 18 of 19

Management’s Discussion and Analysis
For the period ended February 28, 2013

Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource information contained in this MDA may not be comparable to similar information disclosed by United States companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve”. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by United States standards in documents filed with the SEC. United States investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” exists, is economically or legally mineable, or will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Disclosure of “contained ounces” in a resource estimate is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by Avalon in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with United States standards.

Avalon Rare Metals Inc.	Page 19 of 19